NORSAT INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of NORSAT INTERNATIONAL INC. (hereinafter called the "Company") will be held at Norsat International Inc. 110 – 4020 Viking Way, Richmond, B.C., V6C 2N2 on Wednesday, May 16th, 2007 at 2:00 p.m. (Pacific time), for the following purposes:

1.

To receive and consider the Company’s Annual Report to the shareholders and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

2.

To set the number of directors and to elect the directors of the Company for the ensuing year;

3.

To appoint the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

4.

To transact such other business as may properly be brought before the meeting.

Accompanying this Notice are the Company's Annual Report to shareholders including the audited consolidated financial statements for the fiscal year ended December 31, 2006, an Information Circular, a form of proxy and an Annual Return Card form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Burnaby, British Columbia, this 18th day of April 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Cathy Zhai"

Chief Financial Officer and Secretary